Mustang Resources Inc.
1574 Gulf Rd.  #1505
Point Roberts, WA  98281

January 31, 2005

Securities and Exchange Commission
Washington, D.C.  20549-0405

Dear Sir or Madam::

RE: Mustang Resources Inc. Form 10-SB12G/A

We have filed an Amendment No. 1 today to correct 3 items that were incorrectly stated or typed in our initial 10-SB12G Registration Statement filed on January 27, 2005.

Our 10-SB12G/A Amendment No. 1 contains the following changes:

- Page 42 of file m10sb12ga1 - Audited Financial Statements (Year Ended December 31, 2003 and 2002) - Page 10 - NOTES TO THE FINANCIAL STATEMENTS - NOTE 4.

          We have changed the word "Reduction" to "Repayment" in the table describing the Company's transactions with Hudson  to exactly match our audited Financial Statements.

Page 53 of file m10sb12ga1 - Unaudited Financial Statements (Eleven Months Ended November 30, 2004) - Page 1 - BALANCE SHEETS.

          We have re-stated the Capital Stock figures for November 30, 2003 to reflect the October 3, 2004 two-for-one forward split.  This re-statement allows for direct comparison between the two periods and only affects the breakdown between the "Capital Stock Issued and Outstanding" and the "Additional Paid-in Capital".  The totals for the "Shareholder Deficiency" do not change with this re-statement.  Additionally, the number of shares outstanding for November 30, 2003 have been re-stated from 960,001 to 1,920,002 to retroactively give effect to the October 3, 2004 two-for-one forward stock split.

Page 56 of file m10sb12ga1 - Unaudited Financial Statements (Eleven Months Ended November 30, 2004) - Page 4 - STATEMENTS OF CASH FLOWS.

          We have corrected two typographic errors in the column "For the Period from Inception on November 23, 1998 to November 30, 2004".  The figure for "Net (loss)" has been changed from $(14,295) to $(14,619) and the figure for "NET INCREASE IN CASH" has been changed from $5,100 to $4,776.

I trust the above fully explains the changes made in our 10-SB12G Amendment No.1 filing.  If you have any questions, please do not hesitate to call the writer at 604-261-6100.  Thank you.

Sincerely,
MUSTANG RESOURCES INC.

/s/ Terrry G. Cook

Terry G. Cook
President